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                             November 12, 2021

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
10, 2021
                                                            CIK No. 0001863218

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 20, 2021 letter

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that the VIE structure is used to replicate foreign investment in
                                                        China-based companies.
We note, however, that the structure provides contractual
                                                        exposure to foreign
investment in such companies rather than replicating an investment.
                                                        Please revise
throughout accordingly.
   2. We note your disclosure that as a holding company with no material operations of your own, your
operations have been conducted in China by subsidiaries and through
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
          Development Limited
Comapany 12,
November  NameShengfeng
              2021        Development Limited
November
Page 2    12, 2021 Page 2
FirstName LastName
         contractual arrangements, which are also known as VIE Agreements, with a variable
         interest entity, or    VIE.    Expand your discussion to provide a
description of how cash is
         transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date. We note your disclosure on page 15.
3. We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Shengfeng Development Limited's business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Prospectus Summary, page 1

4. We note your disclosure on page 15 that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your Class A Ordinary
         Shares to foreign investors, and that none of you, your subsidiaries,
your VIE or the VIE   s
         subsidiaries are required to obtain permission or approval from the PRC authorities
         including the CSRC and CAC for the VIE   s operation, nor have you,
your subsidiaries,
         your VIE or the VIE   s subsidiaries received any denial for the VIE
s operations. Please
         revise to disclose the consequences to you and your investors if you inadvertently concluded that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Also revise to clarify your disclosure on page 11.
Summary of Risk Factors, page 10

5. We note your revised disclosure in response to prior comment 5. Please provide cross-
         references to more detailed discussions of the regulatory, liquidity and enforcement risks related to your corporate structure and being based in China. Please also specifically address the risk that the Chinese government may exert more control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
          Development Limited
Comapany 12,
November  NameShengfeng
              2021        Development Limited
November
Page 3    12, 2021 Page 3
FirstName LastName
Risk Factors
Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United
States), page 32

6. We note from the audit opinion and your risk factor on page 33 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection.
         Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the
         Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
7. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Risks Relating to Doing Business in the PRC
Increases in labor costs in the PRC may adversely affect our business and our profitability, page
34

8. We note your response to prior comment 13 that other than the social insurance and housing fund contributions, you are currently not able to quantify the contribution amounts that you will need to make for you to be in full compliance with all PRC labor-
         related laws and regulations. Please disclose whether you believe these other contribution amounts are material.
Notes to Consolidated Financial Statements
Note 19. Condensed financial information of the parent company, page F-36

9. We refer to your response dated August 3, 2021 to our prior comment 6 and your response dated July 2, 2021 to our prior comment 26. Please further explain how you considered presenting condensed financial information that includes line items
such as    investments
         in subsidiaries and VIEs    and    income from equity method
investment    in the parent
         company column. As part of your response, tell us why your parent company financial statements do not include any amounts for individual financial statement line items such
         as cash and restricted cash, shareholders    equity, and expenses.
10. Your response dated August 3, 2021 to our prior comment 6 states that you did not capitalize Shengfeng Holding Limited and Fujian Tianyu Shengfeng Logistics Co., Ltd.
         Tell us how that statement is consistent with disclosure on page F-7 of your submission regarding the share capital issued by these entities.
11. In addition to the above, for activity of the VIE reflected in line items such as those titled
 Yongxu Liu
Shengfeng Development Limited
November 12, 2021
Page 4
         investments in subsidiaries and VIEs    and    income from equity
method investment    in
      the parent company   s financial statements, please provide a
roll-forward of the investment
      in subsidiaries and VIEs line item.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameYongxu Liu
                                                           Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                           Office of Energy &
Transportation
November 12, 2021 Page 4
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName